SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces New Flight Network for GTA

São Paulo, March 24, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), announces that GTA will today begin operating its new flight network, including connections from Congonhas Airport, considered one of Brazil’s major airports, to other cities in Brazil. As restrictions on connecting flights through Congonhas have been lifted, flights to nine destinations will now connect through the airport, including Navegantes (Santa Catarina), Uberlândia (MG), Goiânia (GO), Campo Grande (Mato Grosso do Sul), Vitória (Espirito Santo), Cuiabá (MT), Presidente Prudente (São Paulo), Joinville (Santa Catarina) and Rio de Janeiro (Santos Dumont’s airport).

Effective immediately, GTA will begin offering twelve new flight options. The Company is increasing the number of daily flights to Cuiabá and Goiania, located in Western Brazil, through Congonhas and is also launching weekly flights to Ilhéus, in Bahia State.

Additionally, the Company is launching a new route to connect Recife, the capital of Pernambuco State, with Salvador, the capital of Bahia State. This flight will operate daily, Monday through Saturday.

“Additional connections and flight frequencies through Congonhas will provide our customers with additional options and more convenient travel schedules,” says Wilson Maciel Ramos, GOL’s vice-president of planning and IT.

To ensure flights continue to operate on-time, GTA also adjusted all of its departure and arrival schedules; passengers are advised to consult the website for changes to existing reservations. GTA operates 640 daily flights to 50 domestic and eight international destinations.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4)is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA offers over 640 daily flights to 60 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VGR offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
G. Juncadella e M. Smith
Ph: 1 (212) 704-4448 / 704-8196
gabriela.juncadella@edelman.com
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.